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                               June 15, 2022

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Form S-1 filed May
26, 2022
                                                            File No. 333-265217

       Dear Mr. Weng:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1, filed May 26, 2022

       Index to Financial Statements, page F-1

   1. We note that you include two differently dated audit reports of your independent registered public
accounting firm on pages F-2 and F-15 covering the same financial reporting period
presented in the filing. Please revise your filing to include one audit report that is
consistent with the audit report dates referenced in your consent filed as
                                                        Exhibit 23.1, dated May
25, 2022.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jie Weng
Aquaron Acquisition Corp.
June 15, 2022
Page 2

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameJie Weng                               Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                         Division of
Corporation Finance
June 15, 2022 Page 2                                     Office of Finance
FirstName LastName